Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
August 4, 2009
Via EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Emdeon Inc. Amendment No. 5
Registration Statement on Form S-1 (File No. 333-153451)
Ladies and Gentlemen:
     On behalf of Emdeon Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2009.
     Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated August 3, 2009 (the “Comment Letter”). In addition, Amendment No. 5 includes the Company’s financial statements for the six months ended June 30, 2009 and related disclosure. The Company previously disclosed its results for the quarter ended June 30, 2009 in summary fashion in Amendment No. 4. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.
     The Company has asked us to convey the following as its responses to the Staff:
General
     1. We note that the registration statement covers the resale of Class A common shares that are being offered by officers, directors and major shareholders. Given the nature and size of the transaction, it appears that these selling stockholders

Emdeon Inc.

may be underwriters within the meaning of Section 2(a)(l1) of the Securities Act. Please revise your disclosure or advise.
Response to Comment 1
     The Company has advised us that it believes that neither the General Atlantic Equityholders nor the officers and directors of the Company (the “Management Sellers”) that will sell EBS Units (and corresponding shares of Class B common stock) to the Company in connection with the offering are, nor should they be deemed to be, statutory underwriters in respect of this offering.
     The Company’s view is based upon the following: (i) neither the General Atlantic Equityholders nor the Management Sellers are in the business of underwriting securities (and the Company and the General Atlantic Equityholders have engaged investment banks to underwrite the offering), (ii) the circumstances surrounding the acquisition of the General Atlantic Equityholders and Management Sellers respective interests in the Company, (iii) the length of time that each of the General Atlantic Equityholders and Management Sellers has held their respective interests in the Company, and (iv) because under the circumstances of the offering, the General Atlantic Equityholders and Management Sellers should not be deemed to be acting as a conduit for the issuer. With respect to the Management Sellers, the Company’s view is also based upon the fact that the Management Sellers will not be selling their EBS Units (and corresponding shares of Class B common stock) to the public, but rather will be selling such interests directly to the Company.
     General Atlantic LLC is not in the business of underwriting securities. It is a global growth equity firm with approximately $13 billion in capital under management. The acquisition by the General Atlantic Equityholders of their interests in the Company’s business in the 2006 Transaction and the 2008 Transaction was for investment purposes and not with a view to distribution. Upon the consummation of the offering, the General Atlantic Equityholders will have held such interests continuously for almost three years, in the case of the interests acquired in the 2006 Transaction, and over one and a half years, in the case of the interests acquired in the 2008 Transaction. The offering represents the first time that the General Atlantic Equityholders will dispose of any such interests. As such, the General Atlantic Equityholders should not be regarded as a conduit for the Company’s securities. Additionally, while the Class A common stock to be sold by the General Atlantic Equityholders in the offering will be received by them in the reorganization transactions immediately preceding the offering, the reorganization transactions represent an internal restructuring of the entities that hold the Company’s business and do not involve any capital-raising activities. The General Atlantic Equityholders will not be making a new investment in the Company’s business in connection with the reorganization transactions.
     Similarly, the Management Sellers acquired the EBS Units (and corresponding shares of Class B common stock) that they will sell to the Company as a result of the

Emdeon Inc.

conversion of profits interests (“Profits Interests”) granted under the Amended and Restated EBS Executive Equity Incentive Plan into EBS Units (and corresponding shares of Class B common stock) in the reorganization transactions. The Profits Interests were granted to Management Sellers to compensate and incentivize them and not for capital raising purposes. The Profits Interests being converted and sold to the Company were granted to the Management Sellers in April 2007. The Profits Interests granted to the Management Sellers in April 2007 vest in equal annual installments over a five year period from the date of grant and the EBS Units into which the Profits Interests will be converted will maintain the vesting schedule of the Profits Interests. This means that in order for the Management Sellers to sell their EBS Units (and corresponding shares of Class B common stock) they must have held and borne the risk of investment on such interests (or the Profits Interests) for at least one year. The Management Sellers have not previously disposed of Profits Interests, which means that the offering will be the first time they will dispose of any of their interests in the Company. For these reasons, the Company believes the Management Sellers should not be considered a conduit for the Company’s securities.
     The Company’s belief that neither the General Atlantic Equityholders nor the Management Sellers should be considered statutory underwriters in respect of this offering is also based on the fact that, unlike the actions normally associated with the underwriters of public offerings, each will continue to hold a significant portion of their pre-offering interests in the Company after the consummation of the offering, which remaining interests will be subject to restrictions on transfer after the offering. The General Atlantic Equityholders are selling approximately 25% of their interest in the Company in the offering and the Management Sellers are selling approximately 20% of their interests in the Company in the offering. The General Atlantic Equityholders and Management Sellers are restricted in their ability to transfer their remaining interests in the Company pursuant to lock-up agreements they have entered into with the underwriters and a stockholders agreement they have entered into with certain of the Company’s stockholders. In the case of the Management Sellers, their ability to transfer their remaining interests in the Company will be further restricted as more fully described on page 137 of Amendment No. 5 under the caption “Certain Relationships and Related Transactions—Transfer Restrictions.”
     Neither the General Atlantic Equityholders nor the Management Sellers are in the business of underwriting securities and, as noted in the Registration Statement, the Company has engaged a syndicate of major investment banks to act as underwriters for the offering on a “firm commitment” basis. In addition, none of General Atlantic Equityholders nor the Management Sellers has acted or is acting as a conduit for the Company in the distribution of any securities and each has borne full risk of loss of its interests in the Company since such interests were acquired or granted, as applicable. The Company acknowledges that the General Atlantic Equityholders are an affiliate of the Company and that some of the Management Sellers are also affiliates of the Company. However, the Company has included significant disclosure in the Registration Statement concerning these sales and the benefits that each of the General Atlantic Equityholders and Management Sellers will receive as a result of these sales. As a result, the Company does not believe that this fact alone should result in a conclusion that either the General

Emdeon Inc.

Atlantic Equityholders or Management Sellers is a statutory underwriter in respect of the offering. The Company believes this conclusion is consistent with statutory and regulatory guidance with respect to the definition of “underwriter” under the Securities Act and consistent with the Commission’s published guidance on this question, including Item 29; Rule 415; Form S-3 of Section D of the Commission’s Manual of Publicly Available Telephone Interpretations (July 1997) (which includes, in the context of assessing the availability of Form S-3 for purported secondary offerings, discussion of factors relevant to determining whether selling shareholders are actually underwriters selling on behalf of an issuer).
Selected Financial Data, page 56
     2. Please continue the vertical black line all the way through your statement of operations.
Response to Comment 2
      The Registration Statement has been revised in response to the Staff’s comment. Please see page 56 of Amendment No. 5.
Management’s Discussion and Analysis, page 57
     3. Please expand your disclosure on page 58 and page 5 to clarify that consideration also included the issuance of 1,850,000 EBS units.
Response to Comment 3
      Due to the inclusion in Amendment No. 5 of the Company’s unaudited financial statements for the six months ended June 30, 2009, the disclosure referred to in the Staff’s comment has been removed from the Registration Statement. In response to the Staff's comment, the Company notes that discussions concerning the eRx Acquisition included elsewhere in Amendment No. 5 disclose that the consideration transferred by the Company for the eRx Acquisition consisted of $75.0 million in cash and 1,850,000 EBS Units. For an example of such disclosure, please see page 5 of Amendment No. 5.
Notes to Consolidated Financial Statements, page F-7
     4. We reissue a portion of comment five from our letter dated July 28, 2009. Paragraph 68(f) of SFAS 141R requires disclosure of the acquisition-date fair-value of the total consideration transferred. Please revise as previously requested to disclose the total acquisition-date fair value or consistent with paragraph 70 of SFAS 141R describe the disclosure required and the reason why you can not disclose the total acquisition-date fair value. That is, disclose why you can not disclose the fair value of the units of EBS Master issued to members of eRx.

Emdeon Inc.

Response to Comment 4
     The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-39 and F-59 of Amendment No. 5.

Emdeon Inc.

* * * *
     If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3360.
Sincerely,
Brett D. Nadritch, Esq.

cc:	John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP Gregory T. Stevens, Esq. Emdeon Inc. Michael Kaplan, Esq. Davis Polk & Wardwell